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                                                                 Exhibit (d)(10)


FOR IMMEDIATE RELEASE                               FOR FURTHER INFORMATION:
                                                    Vincent A. Tortorici, Jr.
                                                    Chief Financial Officer
                                                    (205) 408-7600

                    TRIVEST FURNITURE CORPORATION COMPLETES
         $105,000,000 OFFERING OF 12 3/4% SENIOR SUBORDINATED NOTES AND
               WARRANTS TO PURCHASE 24,129 SHARES OF COMMON STOCK

BIRMINGHAM, AL - (August 24, 1999) WinsLoew Furniture, Inc. (NASDAQ/NM:WLFI) today announced that Trivest Furniture Corporation has completed the offering of 105,000 units consisting of $105,000,000 aggregate principal amount at maturity 12 3/4% Senior Subordinated Notes due 2007 and Warrants to Purchase 24,129 Shares of Common Stock to finance a portion of the consideration to be paid to our shareholders in connection with our merger with Trivest Furniture Corporation.

         On May 4, 1999, the Company and Trivest Furniture Corporation entered into a Second Amended and Restated Agreement and Plan of Merger pursuant to which the Company's public shareholders would receive $34.75 per share in cash. The Special Meeting of Shareholders of the Company to consider and vote upon the merger is scheduled to be held on Friday, August 27, 1999.

         WinsLoew Furniture, Inc. designs, manufactures, and distributes aluminum casual (porch and patio) furniture and contract seating for the hospitality and office furniture markets.

         Additional information is available on the Internet at HTTP://WWW.CFONEWS.COM/WLFI.


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